82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
10 September 2003

[redacted]

03032230

03 SEP 25 AM 7:21

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

SUPPL

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

08/08/03	Appendix 3Y Nigel Raymond Forrester/Ron O'Regan
15/08/03	Appendix 3Y Nigel Raymond Forrester
20/08/03	Base and Precious Metals Prospect – Botswana, Africa
02/09/03	2003 Annual Report
08/09/03	Notice of Annual General Meeting
09/09/03	Appendix 3Y Nigel Raymond Forrester

Yours sincerely
MOUNT BURGESS MINING N.L.

pp.
Jan Forrester
Company Secretary

encl.

dlw 9/29

03 SEP 25 7:21

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	29 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	See details in schedule
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,620,506 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares

+ See chapter 19 for defined terms.

Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,773,276 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired N R Forrester on market purchases	1/08/03 20,000
N R Forrester reconciling holding with share register	120,070**
**(Difference due to picking up incorrect balance on existing holding on 8/01/02 and 13/08/02)	
Beta Man.Svcs. S/F A/c – reconciling holding as per register with N R Forrester	200,000
Caroline Forrester On market purchases 9/15 July 2003	30,000
Number disposed	
N R Forrester – on market 6/8/03	150,000
N R Forrester – reconciling holding in register with Beta Man. Serv. S/F/ A/c	200,000
Value/Consideration Purchases N R Forrester Caroline Forrester Sales N R Forrester Note: If consideration is non-cash, provide details and estimated valuation. Value of transfer of shares between N R Forrester and Beta Management Services S/F A/C	 $1,600 $2,400 $12,500 $14,000
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	7,410,576 ordinary fp shares 500,000 unlisted options

+ See chapter 19 for defined terms.

INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	273,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	11,793,346 ordinary fp shares 750,000 unlisted options
Nature of Changes	On Market Trades Transfer to Super Fund Account Reconciling Holding to Share Register

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 8 August 2003

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald William O'Regan**
Date of last notice	**18 July 2003**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect	TOTAL
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c	
Date of change	6/08/03			
No. of securities held prior to change....A B	1,613,200 500,000	1,136,800	450,000	3,200,000 500,000
Class A B	Ord Fl Pd Unlst Opt			
Number acquired A B	150,000			150,000
Number disposed A B				
Value/Consideration........................A B Note: If consideration is non-cash, provide details and estimated valuation	$12,700			
No. of securities held after change.......A B	1,763,200 500,000	1,136,800	450,000	3,350,000 500,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 8 August 03

+ See chapter 19 for defined terms.

Rule 3.19A.2

03 SEP 25 7:21

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	8 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	12 & 13 August 2003
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,410,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	273,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	11,793,346 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
<u>Number acquired</u> N R Forrester on market purchases	55,000
<u>Number disposed</u>	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.	$4,440
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	7,465,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	273,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	11,848,346 ordinary fp shares 750,000 unlisted options
Nature of Changes	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
20 August 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Base and Precious Metals Prospect - Botswana, Africa

This is to inform you that the Company has been awarded Prospecting Licence 69/2003 ("PL 69/2003") for base and precious metals. PL 69/2003 is located in the northwest of Botswana, on the border with Namibia and is contiguous with Exclusive Prospecting Licences 2818 and 3022, held by the Company in Namibia which are currently being explored for diamonds and basemetals. PL 69/2003 covers an area of 1,000 km^2.

Previous exploration within PL 69/2003, which included soil geochemical sampling, trenching, orientation gravity/resistivity surveys and percussion drilling, was carried out by Billiton Botswana (Pty) Ltd (Billiton) during the period 1981 to 1982. Out of 20 holes drilled by Billiton, 13 returned values for Zn and/or Pb above a cut off value of 1%.

Billiton reported: (Aha Hills PL 39/80 - Final Report, July 1983) "The drillhole with the most promising mineralisation (AP 11) was stopped while still in high-grade mineralisation. There is an extensive on-strike geochemical anomaly and an intersection of oxidised mineralised sandstone occurring two kilometres away at the same horizon suggests there is potential for a large Zn - Pb deposit".

Results from Billiton drillholes AP 11 and AP 12, drilled 1.5 kms apart, are as follows:

Drillhole	Depth (m)	Intersection Width (m)	Zn Value (%)	Pb Value (%)	Ag Value (g/t)	Comments
AP 11	21 - 35	14	0.61	0.59	-	
	44 - 58	14	1.19	0.53	-	
	70-100	30 *	2.76	0.91	20.8	Ag values range from 2.5 to 58.0 g/t.
AP 12	25 - 38	13	1.24	0.60	9.8	Range of values for other metals include: V 45 to 10,000 ppm Cu 245 to 1,540 ppm
	73 - 81	8	0.78	0.32	-	

* hole ended in mineralisation.

The Company plans to mobilise drilling equipment to further test this and other anomalies in the region as soon as possible.

Exploration for basemetals mineralisation along strike and over the border on the Company's exclusive prospecting licences in Namibia is currently underway with a 2,800 sample soil geochemistry programme due to be completed in August 2003. Results from the first 355 samples collected close to the Namibia/Botswana border returned anomalous results for Zn, Pb and As from a zone of some 1.2 km in width along the sample line, confirming the Company's belief that the Namibian portion of the sub-basin is equally prospective for significant basementals occurrences.

The geology of the sub-basin is dominated by carbonate rocks belonging to the Otavi Group or Northern Platform sequence, similar to those which host about 600 Mississippi Valley Type ("MVT") ore deposits and occurrences elsewhere in Namibia (Piranjo, 1998). The most famous and largest of these types in Namibia are the Tsumeb, Kombat, Berg Aukas and Abenab polymetallic deposits in the Otavi Mountain Land. This mineralisation is contained in a variety of loci including pipes, solution breccias, shear zones and fractures. Two types of such deposits are recognised in Namibia (Piranjo and Joubert, 1993).

- Tsumeb type - characterised by complex ores containing Cu, Pb, Zn, (Ag, As, Ge, Cd, W and Ga).
- Berg Aukas type - characterised by Pb, Zn and V.

Yours faithfully,

J J Moore
Director

Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., is a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

Classification of symbols:

Ag	Silver	As	Arsenic	Cd	Cadmium
Cu	Copper	Ga	Gallium	Ge	Germanium
Pb	Lead	V	Vanadium	W	Tungsten
Zn	Zinc				

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at Rydges Perth, Cnr Hay and King Street, Perth, Western Australia at 10.30 a.m. on Friday 10th October 2003.

BUSINESS

Resolution 1. Financial report and directors' and audit reports

To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2003 and the related directors' report and audit report.

Resolution 2. Rotation/Re-election of Directors

To consider and, if thought fit, pass the following as an ordinary resolution:

"that Mr Ronald William O'Regan, who retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution 3. Approval of Share Placement announced on 16 April 2003

To consider and, if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 16 April 2003 of 5,500,000 ordinary shares, which rank parri passu with existing shares, to Citicorp Nominees at a value of $0.07 per share to raise the Company $385,000 be approved."

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Citicorp Nominees and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Resolution 4. Approval of Share Placement announced on 1 August 2003.

To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 1 August 2003, of 5,000,000 ordinary shares, which rank parri passu with existing shares, to:

Commonwealth Custodial Services Limited	1,700,000 shares
Citicorp Nominees	3,300,000 shares

at a value of $0.08 per share to raise the Company $400,000 be approved."

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Commonwealth Custodial Services Ltd and Citicorp Nominees and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Any Other Business

Voting Entitlement

The Board has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 5 p.m. on Wednesday, 8 October 2003.

Proxies

A Proxy Form accompanies this notice and to be effective must be received at the: Company's Registered Office:

Level 5, 178 St. Georges Terrace,
Perth, Western Australia

or faxed to the Company on ++ 61 8 9322 4607 no later than 10.30 a.m. on Wednesday 8 October 2003.

By order of the Board of Directors

Dated this 8th day of September 2003.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	15 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	29 August & 3 September 2003
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,465,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	273,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	11,848,346 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
<u>Number acquired</u> **N R Forrester on market purchases**	30,000
<u>Number disposed</u>	250,000
Value/Consideration - purchases **sales** Note: If consideration is non-cash, provide details and estimated valuation.	$2,632 $19,835
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	7,245,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)** **Claire Forrester (daughter)** **Jan Forrester (spouse)** **Est DM Forrester (late mother)** **Salto Pty Ltd** **Beta Man Svc S/F a/c**	273,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	11,628,346 ordinary fp shares 750,000 unlisted options
Nature of Changes	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.